CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
5.00% Senior Notes due August 1, 2016	$6,736,376.20	$782.09
(1)	Calculated pursuant to Rule 457(o) and (r) under the Securities Act of 1933.

Pricing Supplement No. 6 dated August 3, 2011 (To the Prospectus dated April 4, 2011, as supplemented by the Prospectus Supplement dated April 19, 2011)	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-173299

ZIONS BANCORPORATION

$6,742,000

5.00% Senior Medium-Term Notes due August 1, 2016

Pricing Supplement No. 6

Issuer:	Zions Bancorporation

Securities Offered:	Senior Notes due August 1, 2016 (the “Notes”).

CUSIP:	98970EBK4

Aggregate Principal Amount:	$6,742,000 (of which $1,000,000 was sold pursuant to the auction, $669,000 was sold pursuant to the “Buy Today” feature, $339,000 was sold pursuant to the “Institutional Up-Sizing” option and $4,734,000 was sold under the distribution agreement with Zions Direct)

Auction Agent Fee:	1.00% of Principal Amount sold pursuant to auction, “Buy Today” and “Institutional Up-Sizing” feature ($20,080)

Distribution Agent Fee:	1.00% of Principal Amount sold under the distribution agreement ($47,340)

Net Proceeds:	$6,668,174.11

Settlement Date:	August 8, 2011

Coupon:	5.00%

Final Auction Price:	99.58%

Issue Price for Tax Purposes:	100.000%

Maturity:	August 1, 2016

Investing in the Notes involves certain risks. See “Risk Factors” beginning on page S-2 of the prospectus supplement dated April 19, 2011 to read about certain factors you should consider before buying the Notes.

The Notes will be our senior unsecured obligations. The Notes are not savings accounts, deposits or other obligations of any of the issuer’s banks or non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System or any other government agency.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of the Notes. In addition, Zions Direct, Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

Zions Direct, Inc.

$6,742,000

5.00% Senior Medium-Term Notes due August 1, 2016

Pricing Supplement No. 6 (continued)

Series:	The Notes are part of a series of debt securities entitled “Medium-Term Notes, Series A” that we may issue under the Indenture.

This is a reopening of the Notes that we initially issued on August 1, 2011. As of August 3, 2011, there was $9,466,000 in aggregate principal amount of the Notes outstanding, not including the Notes offered by this pricing supplement. All of the Notes being offered hereby are a part of the same series of, and have the same CUSIP as, the Notes that initially settled on August 1, 2011. Upon settlement, the Notes offered by this pricing supplement will be fungible with the $9,466,000 in aggregate principal amount of the Notes that we have previously issued.

We may reopen this series of Notes, and issue additional Notes of this series, under the Indenture in the future.

Interest Accrual:	Because these Notes form a part of the same series of Notes that were first issued on August 1, 2011, Investors who purchase these Notes will be required to pay, in addition to the applicable purchase price of the Notes, an amount equal to the interest that has accrued on the Notes from and including the Interest Accrual Date (August 1, 2011) up to, but not including, the Reopening Settlement Date (expected to be August 8, 2011).

Interest Payment Dates:	Interest will be paid semiannually on August 1 and February 1, beginning on February 1, 2012, to holders of record as of the preceding January 15 and July 15, respectively.

Day Count:	30/360

Optional Redemption:	The Notes are not redeemable prior to August 1, 2012. Commencing August 1, 2012, the Notes may be redeemed in whole, but not in part, on such date or on any interest payment date thereafter. Zions Bancorporation will provide notice, in writing, of the optional redemption not less than five business days before the redemption date.

Redemption Price:	100% of the principal amount of the Notes being redeemed plus accrued interest thereon up to, but not including, the redemption date.

Use of Proceeds:	The net cash proceeds from the sale will be used for general corporate purposes. Pending such use, we may temporarily invest net proceeds in interest-bearing, investment-grade securities.

Exchange Listing:	The Notes will not be listed on any national securities exchange.

Denomination:	We will issue the Notes in denominations of $1,000 and in integral multiples thereof.

Book-Entry System:	The Notes will be issued only in fully registered form without interest coupons. Beneficial interests in the Notes will be shown on, and transfers of those beneficial interest can only be made through, records maintained by the Depository Trust Company and its participants.

Auction / Distribution Agent:	Zions Direct, Inc.

Trustee:	The Bank of New York Mellon Trust Company, N.A.

Authenticating / Issuing / Paying Agent:	Zions First National Bank

Settlement Date:	It is expected that the delivery of the Notes will be made against payment for the Notes on August 8, 2011, which is the third business day after the allocation of the Notes by our auction agent (the settlement cycle being referred to as T+3). You should note that if you purchase the Notes using the “Buy Today” feature or through the distribution agent, your settlement cycle may be longer than T+3. Trading in the Notes from the date of such purchase until settlement may be affected by this longer settlement cycle.